UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXTENSION OF THE EXCHANGE OFFER UNTIL 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 21, 2022.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into: (i) its Registration Statement on Form F-4 filed with the SEC on September 6, 2022 (File No. 333- 267299), as amended by Pre-Effective Amendment No. 1 filed on September 13, 2022, and (ii) the Prospectus dated September 21, 2022 relating to the F-4 Registration Statement, which prospectus was filed pursuant to Rule 424(b)(3).

Petróleos Mexicanos (the “Issuer”), a productive state-owned company of the Federal Government of the United Mexican States, and Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística and their respective successors and assignees (collectively, the “Guarantors”) are offering, upon the terms and conditions set forth in the prospectus dated September 21, 2022 (the “Exchange Offer”), to exchange registered 8.750% Notes due 2029 (the “New Securities”) for any and all of the Issuer’s outstanding 8.750% Notes due 2029 (the “Old Securities”).

Deutsche Bank Trust Company Americas, the exchange agent for the Exchange Offer (the “Exchange Agent”), has informed the issuer that as of 5:00 p.m., New York City time on October 19, 2022, approximately U.S. $1,857,591,394.00 of the Old Securities had been tendered in the Exchange Offer. This amount represents approximately 93.60% of the outstanding Old Securities.

The issuer is extending the expiration date applicable to the Exchange Offer. The new expiration date for the Exchange Offer will be 5:00 p.m., New York City time, on October 21, 2022, unless further extended. If the Exchange Offer is further extended, we will publish a notice in Luxembourg, and we will notify the Luxembourg Stock Exchange of the new expiration date.

The Withdrawal Date expired on October 19, 2022 at 5:00 p.m., New York City time. Old Securities validly tendered pursuant to the Exchange Offer prior to the date hereof or henceforth and prior to the Expiration Date may not be withdrawn.

The terms of the New Securities to be issued are identical to the Old Securities, except for the transfer restrictions and registration rights relating to the Old Securities.

We will apply, through Banque Internationale à Luxembourg S.A. (the “Luxembourg Listing Agent”), to have the New Securities listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market. All of the Old Securities are currently listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market.

You should consider the risk factors set forth in the prospectus before participating in the Exchange Offer.

For more information, contact the Exchange Agent:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

Attn: Reorg Department

5022 Gate Parkway, Suite 200

Jacksonville, Florida 32256

United States of America

Phone: (877) 843-9767

Email: DB.Reorg@db.com

You may also obtain additional copies of the prospectus and related documents from our Luxembourg Listing Agent at the following address:

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ José Alberto Jiménez Hernández
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: October 20, 2022

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm-outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining

•	margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	the outbreak of military hostilities, including escalating tensions between Russia and Ukraine and the potential destabilizing effect of such conflict;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage;

•	the effectiveness of our risk management policies and procedures; and

•	rising market interest rates.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.